Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in US dollars - unaudited)

Three and six months ended June 30, 2026 and 2025

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2026 and December 31, 2025

(Expressed in thousands of US dollars - unaudited)

	Note	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash		$137,251	$152,314
Restricted cash		1,162	1,160
Other current assets and receivables		6,782	4,213
		145,195	157,687

Non-current assets
Intangible assets		900	967
Right of use asset		161	257
Property, plant and equipment		916	1,036
Investment in Aqualung	5	5,350	5,350
Investment in Smackover Lithium	4	193,113	168,868
Financial asset - FID	9	51,655	52,299
Advances and deposits		48	52
		252,143	228,829

TOTAL ASSETS		$397,338	$386,516

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$7,980	$9,905
Lease liability - short-term		143	181
		8,123	10,086
Non-current liabilities
Lease liabilities - long-term		23	76
Deferred income tax liabilities		19,411	21,799
Decommissioning provision		609	597
		20,043	22,472

TOTAL LIABILITIES		28,166	32,558

SHAREHOLDERS’ EQUITY
Share capital	7	430,476	405,173
Reserves	7	38,161	37,299
Accumulated deficit		(92,037)	(86,247)
Accumulated other comprehensive loss		(7,428)	(2,267)
TOTAL SHAREHOLDERS’ EQUITY		369,172	353,958
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$397,338	$386,516

Approved by the Board of Directors and authorized for issue on August 10, 2026.

"Robert Cross"	"Claudia D’Orazio"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, except share and per share amounts - unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2026	2025	2026	2025
Expenses
General and administrative		$3,047	$2,321	$5,194	$4,565
Demonstration Plant operations	6	1,427	1,137	2,733	1,992
Management and directors’ fees	8	551	505	1,082	982
Share-based compensation	7	1,696	1,866	2,961	3,286
Separation benefits		—	—	—	100
Other		7	6	13	12
Foreign exchange (gain) loss		(2,684)	719	(4,905)	721
Loss from operations		4,044	6,554	7,078	11,658
Investment loss from Smackover Lithium	4	(1,478)	(1,260)	(2,980)	(2,244)
Fair value gain (loss) on financial asset – FID	9	192	2,542	(644)	3,283
Fair value gain (loss) on Investment in Aqualung	5	113	(238)	204	2,752
Interest income		1,056	230	2,329	480
Interest expense		(5)	(8)	(9)	(18)
Net loss before income taxes		(4,166)	(5,288)	(8,178)	(7,405)
Deferred income tax benefit		1,114	306	2,388	873
Net loss		(3,052)	(4,982)	(5,790)	(6,532)
Other comprehensive (loss) income
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations		(2,807)	984	(5,161)	1,004
Total comprehensive loss		$(5,859)	$(3,998)	$(10,951)	$(5,528)

Weighted average number of common shares outstanding – basic and diluted		244,206,497	196,603,088	242,955,222	194,596,722
Basic and diluted loss per share		$(0.01)	$(0.03)	$(0.02)	$(0.03)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Changes in Equity

For the six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, except share amounts - unaudited)

	Note	Number of shares	Share capital	Reserves	Accumulated deficit	Accumulated other comprehensive loss	Total equity
December 31, 2024		188,772,683	$235,782	$36,040	$(37,849)	$(5,916)	$228,057
Share-based compensation		—	—	3,286	—	—	3,286
Shares issued under the ATM	7	11,162,960	18,484	—	—	—	18,484
Share issuance costs		—	(447)	—	—	—	(447)
Conversion of DSUs to common shares		633,071	1,013	(1,013)	—	—	—
Net loss		—	—	—	(6,532)	—	(6,532)
Currency translation differences of foreign operations		—	—	—	—	1,004	1,004
June 30, 2025		200,568,714	$254,832	$38,313	$(44,381)	$(4,912)	$243,852
December 31, 2025		239,705,571	$405,173	$37,299	$(86,247)	$(2,267)	$353,958
Share-based compensation		—	—	2,961	—	—	2,961
Shares issued under the ATM	7	5,361,672	22,083	—	—	—	22,083
Share issuance costs		—	(718)	—	—	—	(718)
Conversion of DSUs to common shares		55,762	54	(54)	—	—	—
Vesting of restricted stock units		495,612	472	(472)	—	—	—
Options exercised		685,000	3,412	(1,573)	—	—	1,839
Net loss		—	—	—	(5,790)	—	(5,790)
Currency translation differences of foreign operations		—	—	—	—	(5,161)	(5,161)
June 30, 2026		246,303,617	$430,476	$38,161	$(92,037)	$(7,428)	$369,172

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Cash Flows

For the six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars - unaudited)

		For the six months ended June 30,
	Note	2026	2025
Operating activities
Net loss		$(5,790)	$(6,532)
Add items not affecting cash
Share-based compensation	7	2,961	3,286
Deferred income tax benefit		(2,388)	(873)
Foreign exchange (gain) loss		(4,719)	735
Investment loss from Smackover Lithium	4	2,980	2,244
Fair value gain on Investment in Aqualung	5	(204)	(2,752)
Fair value loss (gain) on financial asset - FID	9	644	(3,283)
Amortization		248	648
Interest expense		9	18
Other		13	12
Net changes in non-cash working capital items:
Other current assets and receivables		(743)	(1,612)
Accounts payable and accrued liabilities		(2,013)	1,069
Net cash used in operating activities		(9,002)	(7,040)
Investing activities
Smackover Lithium capital contributions	4	(27,225)	(8,250)
Exploration and evaluation assets		—	(6)
Purchase of property, plant and equipment		(4)	—
Change in restricted cash		(16)	59
Patents		—	(42)
Net cash used in investing activities		(27,245)	(8,239)
Financing activities
Proceeds from at-the-market equity program ("ATM")	7	20,183	18,484
Exercise of Options	7	1,839	—
Share issuance costs	7	(584)	(447)
Lease payments		(94)	(178)
Net cash provided by financing activities		21,344	17,859
Effect of exchange rates on cash		(160)	30
Net change in cash		(15,063)	2,610
Cash, beginning of period		152,314	31,177
Cash, end of period		$137,251	$33,787
Supplemental cash flow information
Non-cash investing and financing
Change in proceeds from issuance of shares included in accounts receivable	7	$1,900	$—
Change in share issuance costs included in accounts payable	7	$134	$—

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

1.
Nature of Operations

Standard Lithium Ltd. ("Standard Lithium" or the "Company") was incorporated under the laws of the Province of British Columbia on August 14, 1998, and was continued under the Canada Business Corporations Act on December 1, 2016. The Company and its subsidiary entities' principal operations are comprised of exploration for, and development of lithium brine properties in the United States of America. The Company also has significant investments in joint venture arrangements for the exploration and evaluation of lithium brine projects and the development of production facilities. The address of the Company's corporate office and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. The Company’s common shares are listed on the TSX Venture Exchange (the "TSXV") and the NYSE American, LLC ("NYSE") under the symbol "SLI".

2.
Basis of Presentation

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"), and do not include all disclosures required under IFRS Accounting Standards. Accordingly, they should be read in conjunction with the Company’s audited consolidated financial statements and related notes thereto for the year ended December 31, 2025, which were prepared in accordance with IFRS Accounting Standards as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on a going concern basis.

Basis of presentation

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments and equity investments that are measured at fair value. Financial assets and equity investments classified as fair value through profit or loss are measured at their fair value at each reporting date, with changes in fair value recognized in profit or loss during the period in which they arise. Investments in joint ventures over which the Company has significant influence, but not control, are accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures. Such investments are initially recognized at cost and are subsequently adjusted to reflect the Company’s share of the investee's profits or losses and distributions received.

These condensed consolidated interim financial statements are presented in the United States dollar ("USD"), and all values are rounded to the nearest thousand except as otherwise indicated. The functional currency of Standard Lithium is the Canadian dollar ("CAD"). For this entity, all transactions not denominated in CAD functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as foreign exchange loss (gain). Foreign currency denominated non-monetary assets and liabilities, measured at historical cost, are translated at the rate of exchange at the transaction date. The functional currency of all the Company's subsidiaries is USD. For these entities, all transactions not denominated in USD functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as foreign exchange loss (gain). Foreign currency denominated non-monetary assets and liabilities, measured at historical cost, are translated at the rate of exchange at the transaction date.

Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and contingent liabilities as of the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are disclosed in Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2025.

3.
Summary of Material Accounting Policies

The significant accounting policies as disclosed in the Company’s consolidated financial statements for the year ended December 31, 2025 have been applied consistently in the preparation of these condensed consolidated interim financial statements.

Changes in accounting standards

New IFRS pronouncements not yet adopted

In April 2024, IASB issued IFRS 18, Presentation and disclosure in financial statements ("IFRS 18"), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces an updated structure for the statement of income or loss by requiring income and expenses to be presented in three defined categories: operating, investing and financing, and by specifying certain defined totals and subtotals. IFRS 18 also introduces disclosure requirements for management-defined performance measures and provides enhanced guidance on principles of aggregation and disaggregation that apply to the primary financial statements and accompanying notes. The standard does not change the recognition or measurement of items in the financial statements or the classification of items in other comprehensive income.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, including interim reporting periods. Retrospective application is required and early adoption is permitted. The adoption of IFRS 18 is expected to result in changes to the presentation and disclosure of certain amounts in the Company's consolidated financial statements; however, the Company does not expect the standard to have a material impact on its consolidated financial position, results of operations or cash flows.

New IFRS pronouncements recently adopted

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments are described in detail in the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2026.

The Company adopted the amendments effective January 1, 2026 and adopted the exception permitted for qualifying electronic payment systems to derecognize certain financial liabilities on the date payment is initiated rather than the settlement date. The adoption did not have a material impact on the Company’s condensed consolidated interim financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates will either not be relevant to the Company after their effective date or are not expected to have a significant impact on the Company's consolidated financial statements.

4.
Equity Method Investment in Smackover Lithium

On May 7, 2024, the Company and Equinor TDI Holdings LLC ("Equinor"), a Delaware limited liability company, entered into a membership interest purchase and sale agreement (the "Agreement"), in which Equinor acquired interests in two former Standard Lithium wholly-owned subsidiaries, one of which holds the resource development project in southwest Arkansas ("South West Arkansas Project") and the other holds prospective lithium brine areas within the Smackover Formation in East Texas (the "East Texas Properties"). The South West Arkansas Project is held through SWA Lithium Financing, LLC and its subsidiary SWA Lithium LLC ("SWA Lithium"), and the East Texas Properties are held through Texas

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Lithium Financing, LLC ("Texas Lithium"). Each entity forms part of Smackover Lithium ("Smackover Lithium"), the Company's joint venture with Equinor.

Pursuant to the terms of the Agreement, Equinor acquired a 45% interest in each of the former subsidiaries, and the Company retained a 55% interest for an initial cash payment of $30.0 million to the Company and the commitment to invest an additional $130.0 million as follows:

•
Equinor solely funded the first $40.0 million and $20.0 million of development costs for SWA Lithium and Texas Lithium, respectively. Additional capital expenditures are funded on a pro-rata basis; and
•
Standard Lithium will receive milestone payments of $40.0 million associated with SWA Lithium and $30.0 million associated with Texas Lithium subject to final investment decisions ("FID") being made by January 1, 2027 and January 1, 2029, respectively.

Changes in the Company's investment in Smackover Lithium for the six months ended June 30, 2026 are summarized as follows (in thousands):

	SWA Lithium	Texas Lithium	Total
Balance at December 31, 2025	$105,165	$63,703	$168,868
Capital contributions	15,125	12,100	27,225
Loss from investment in Smackover Lithium	(2,533)	(447)	(2,980)
Balance at June 30, 2026	$117,757	$75,356	$193,113

Summarized financial information for the Company's interest in the Smackover Lithium entities on a 100% basis for the three months ended June 30, 2026 are (in thousands):

	SWA Lithium	Texas Lithium	Total
Net loss	$2,243	$442	$2,685
Company’s share of net loss	$1,234	$244	$1,478

Summarized financial information for the Company's interest in the Smackover Lithium entities on a 100% basis for the six months ended June 30, 2026 are (in thousands):

	SWA Lithium	Texas Lithium	Total
Net loss	$4,606	$812	$5,418
Company’s share of net loss	$2,533	$447	$2,980

Summarized financial information for the Company's interest in the Smackover Lithium entities on a 100% basis for the three months ended June 30, 2025 are (in thousands):

	SWA Lithium	Texas Lithium	Total
Net loss	$1,855	$435	$2,290
Company’s share of net loss	$1,020	$240	$1,260

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Summarized financial information for the Company's interest in the Smackover Lithium entities on a 100% basis for the six months ended June 30, 2025 are (in thousands):

	SWA Lithium	Texas Lithium	Total
Net loss	$3,362	$718	$4,080
Company’s share of net loss	$1,849	$395	$2,244

The carrying amount of the Company's investment in the Smackover Lithium entities on a 100% basis as of June 30, 2026 is as follows (in thousands):

	SWA Lithium	Texas Lithium	Total
Current assets	$21,120	$15,346	$36,466
Non-current assets	96,525	82,084	178,609
Total assets	117,645	97,430	215,075
Current liabilities	6,155	5,518	11,673
Total liabilities	6,155	5,518	11,673
Net assets	$111,490	$91,912	$203,402
Company’s share of Smackover Lithium	61,320	50,552	111,872
Adjustments to the Company’s share of net assets(1)	56,437	24,804	81,241
Carrying amount of investment in Smackover Lithium	$117,757	$75,356	$193,113

(1)
Adjustments to the Company's share of net assets include the impact of the initial fair value measurement on May 7, 2024 and the impact of Equinor solely funding $40.0 million and $20.0 million of capital contributions in SWA Lithium and Texas Lithium, respectively.

The carrying amount of the Company's investment in the Smackover Lithium entities on a 100% basis as of December 31, 2025 is as follows (in thousands):

	SWA Lithium	Texas Lithium	Total
Current assets	$12,741	$10,989	$23,730
Non-current assets	82,994	64,392	147,386
Total assets	95,735	75,381	171,116
Current liabilities	7,139	4,656	11,795
Total liabilities	7,139	4,656	11,795
Net assets	$88,596	$70,725	$159,321
Company’s share of Smackover Lithium	48,728	38,899	87,627
Adjustments to the Company’s share of net assets(1)	56,437	24,804	81,241
Carrying amount of investment in Smackover Lithium	$105,165	$63,703	$168,868

(1)
Adjustments to the Company's share of net assets include the impact of the initial fair value measurement on May 7, 2024 and the impact of Equinor solely funding $40.0 million and $20.0 million of capital contributions in SWA Lithium and Texas Lithium, respectively.

South West Arkansas Project

The South West Arkansas Project is maintained pursuant to an option agreement dated December 29, 2017, between TETRA Technologies Inc. ("TETRA") and the Company (the "TETRA Option Agreement"). Pursuant to the TETRA Option

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Agreement, the Company acquired certain rights to conduct brine exploration and production and for lithium extraction activities in Arkansas.

On October 31, 2023, the aforementioned option was exercised to acquire brine production rights for the exploration and production of lithium, for the South West Arkansas Project, subject to a 2.5% royalty on gross revenue following the commencement of commercial production.

In October 2025, Front-End Engineering Design ("FEED") and a Definitive Feasibility Study ("DFS") were completed for the South West Arkansas Project.

On March 9, 2026, Smackover Lithium entered into a binding take-or-pay offtake agreement with Trafigura Trading LLC ("Trafigura") for the purchase by Trafigura of battery-quality lithium carbonate to be produced from the South West Arkansas Project (the "Trafigura Offtake Agreement"). Under the terms of the Trafigura Offtake Agreement, Smackover Lithium will supply Trafigura with 8,000 metric tons per year of battery-quality lithium carbonate over a 10-year period, beginning at the start of commercial production. Terms of the agreement are structured to support the anticipated financing for the South West Arkansas Project.

In May 2026, Smackover Lithium also awarded a key engineering, procurement and construction management contract for the South West Arkansas Project to Wood Group USA Inc. in connection with its well fields, and a key engineering, procurement, construction and commissioning contract to S&B Engineers and Constructors for the central processing facility at the South West Arkansas Project.

East Texas Properties

The East Texas Properties include leases for certain properties in East Texas that are prospective for lithium brine development.

On September 24, 2025, Smackover Lithium reported a maiden inferred mineral resource estimate for the Franklin project located within the East Texas Properties (the "Franklin Project"). The Franklin Project represents the initial project of Smackover Lithium's broader East Texas development strategy.

The Company continues to evaluate additional mineral leasehold acquisitions and to advance exploration and development activities within the East Texas Properties through its joint venture arrangements.

5.
Investment in Aqualung

As of June 30, 2026, the Company held an equity investment in Aqualung Carbon Capture AS ("Aqualung"), a privately held entity, which is classified as a financial asset measured at fair value through profit or loss in accordance with IFRS 9, Financial Instruments. The fair value of the investment was determined using observable market-based inputs in accordance with IFRS 13, Fair Value Measurement. Aqualung is engaged in the development of carbon capture technology and is based in Norway with operations in the United States.

During the six months ended June 30, 2026, the Company recorded fair value gain of $0.2 million resulting from foreign exchange translation effects.

During the six months ended June 30, 2025, the Company remeasured its investment in Aqualung to $5.4 million to reflect an equity investment transaction that was completed by Aqualung, which the Company did not participate in. The Company

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

recorded a fair value gain of $2.8 million during the six months ended June 30, 2025, primarily reflecting the impact of an equity financing transaction completed by Aqualung, in which the Company did not participate.

Changes in the Company's investment in Aqualung for the six months ended June 30, 2026 are as follows (in thousands):

Balance at December 31, 2025	$5,350
Effect of change in fair value	204
Effect of foreign exchange translation	(204)
Balance at June 30, 2026	$5,350

6.
Demonstration Plant

The Company operates an industrial scale direct lithium extraction ("DLE") demonstration plant (the "Demonstration Plant") in El Dorado, Arkansas. The Demonstration Plant operating costs are comprised of the following (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Personnel	$1,032	$842	$2,016	$1,488
Reagents	2	18	21	40
Repairs and maintenance	65	25	118	56
Supplies	265	204	441	302
Test work	4	6	4	9
Office trailer	13	16	28	23
Other	46	26	105	74
Total costs	$1,427	$1,137	$2,733	$1,992

7.
Share Capital

Authorized capital

The Company is authorized to issue an unlimited number of common voting shares and preferred shares without nominal or par value.

During the three and six months ended June 30, 2026 and 2025, the Company had the following equity transactions:

ATM Share Issuances

On August 8, 2025, the Company announced the establishment of an at-the-market ("ATM") equity program superseding the Company's previous ATM program, which had been fully utilized, allowing the Company to issue and sell up to $50.0 million of its common shares from treasury to the public (the "Current ATM program").

During the three and six months ended June 30, 2026, the Company issued a total of 3,139,330 and 5,361,672 common shares, respectively, under the Current ATM program at an average price of $3.59 and $4.12, respectively per share. Gross proceeds provided were $11.3 million and $22.1 million, respectively, during the three and six months ended June 30, 2026 and net proceeds provided were $11.0 million and $21.5 million, respectively. This includes trades that were executed on June 30, 2026 but settled subsequent to period end, generating gross and net proceeds of $1.9 million and $1.9 million, respectively. The related receivable is presented within Other current assets and receivables on the Company's condensed consolidated interim statements of financial position.

During the three and six months ended June 30, 2025, the Company issued a total of 6,551,590 and 11,162,960 common shares, respectively, under a previous ATM program at an average price of $1.72 and $1.66, respectively per share,

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

resulting in gross proceeds of $11.3 million and $18.5 million, respectively, and net proceeds of $11.0 million and $18.0 million, respectively. This includes trades that were executed on June 30, 2025 but settled subsequent to period end, generating gross and net proceeds of $0.2 million and $0.2 million, respectively.

Options

The Company has an option plan in place under which it is authorized to grant options ("Options") to its officers, directors, consultants, management and company employees enabling them to cumulatively acquire up to 10% of the issued and outstanding common stock of the Company pursuant to awards issued under the option plan and any other equity compensation arrangements. Under the option plan, the exercise price of each Option shall not be less than the price permitted by the TSXV. The Options can be granted for a maximum term of 10 years and generally have a vesting period of three years.

The weighted average fair value at grant date of Options granted during the six months ended June 30, 2026 and 2025 was $2.07 and $1.10 per Option, respectively. The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Six months ended June 30,
	2026	2025
Expected stock price volatility	76%	108%
Risk-free interest rate	3.94%	4.00%
Dividend yield	—	—
Expected life of Options	5 years	5 years
Stock price on date of grant	$3.23	$1.40
Exercise price	$3.23	$1.40
Forfeiture rate	—	—

The following table summarizes the Option activity for the six months ended June 30, 2026:

	Number of Options	Weighted average exercise price
December 31, 2025	11,678,698	$2.40
Options granted	1,167,981	3.23
Options exercised	(685,000)	2.83
June 30, 2026	12,161,679	$2.46

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

The following table summarizes Options outstanding and exercisable as of June 30, 2026:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.78	200,000	0.05	$4.78	200,000	$4.78
$4.94	200,000	0.68	$4.94	200,000	$4.94
$6.52	170,000	0.71	$6.52	170,000	$6.52
$7.45	100,000	0.78	$7.45	100,000	$7.45
$3.77	2,690,000	1.78	$3.77	2,690,000	$3.77
$3.85	150,000	1.90	$3.85	150,000	$3.85
$2.97	750,000	2.24	$2.97	583,332	$2.97
$1.07	100,000	2.80	$1.07	75,000	$1.07
$1.13	1,063,394	3.11	$1.13	354,465	$1.13
$1.36	2,000,000	3.18	$1.36	1,333,334	$1.36
$1.42	863,852	3.47	$1.42	487,951	$1.42
$1.35	1,598,853	3.74	$1.35	732,951	$1.35
$1.27	557,599	3.75	$1.27	185,866	$1.27
$1.78	300,000	3.98	$1.78	100,000	$1.78
$2.92	250,000	4.14	$2.92	100,000	$2.92
$3.23	1,167,981	4.75	$3.23	—	$3.23
	12,161,679	2.95	$2.46	7,462,899	$2.80

Long-term Incentive Plan

The Company has a long-term incentive plan (the "Plan") in accordance with the policies of the TSXV whereby, from time to time at the discretion of the Company's Board of Directors (the "Board"), eligible directors, officers and employees are awarded restricted share units ("RSUs"). The RSUs that are subject to, among other things, the recipient's deferral right in accordance with the Income Tax Act (Canada) convert automatically into common shares upon vesting. In addition, the Company may issue deferred share units ("DSUs"). DSUs may be redeemed upon retirement or termination from the Company. In accordance with the Plan, the aggregate number of common shares to be issued shall not exceed 10% of the Company’s issued and outstanding common shares at any given time when combined with the aggregate number of Options, RSUs and DSUs issued pursuant to the Plan and any other equity compensation arrangements.

The following table summarizes the RSU activity for the six months ended June 30, 2026:

	Number of RSUs	Weighted average grant date fair value(1)
December 31, 2025	2,491,231	$1.27
Granted	802,543	3.23
Vested	(495,612)	1.33
June 30, 2026	2,798,162	$1.82

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(1)
Grant-date fair value represents the closing market price of the Company’s common shares on the date of grant.

The following table summarizes the DSU activity for the six months ended June 30, 2026:

	Number of DSUs	Weighted average grant date fair value(1)
December 31, 2025	1,993,725	$2.36
Granted	216,720	3.23
Conversion of DSUs to common shares	(55,762)	1.35
June 30, 2026	2,154,683	$2.47
(1)
Grant-date fair value represents the closing market price of the Company’s common shares on the date of grant.

Share-based compensation expense

Share-based compensation recorded for each type of award is as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Options	$847	$868	$1,527	$1,756
RSUs	670	643	1,095	987
DSUs	179	355	339	543
Total	$1,696	$1,866	$2,961	$3,286

8.
Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, which are the directors and officers of the Company.

Compensation to key management is comprised of the following (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Management and director fees(1)	$551	$505	$1,082	$982
Share-based compensation	1,051	1,390	1,861	2,563
	$1,602	$1,895	$2,943	$3,545

(1)
Management and director fees are comprised of salaries, bonuses, benefits and directors' fees included on the Company's interim condensed consolidated statement of comprehensive loss.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Related party receivables are included in Other current assets and receivables and related party payables are included in Accounts payable and accrued liabilities on the Company's consolidated statements of financial position. The balances of related party receivables and payables as of the periods indicated are as follows (in thousands).

	June 30, 2026	December 31, 2025
Receivables
Smackover Lithium(1)	$2,789	$3,226
Total	$2,789	$3,226

Accounts payable and accrued liabilities
Smackover Lithium(2)	$4,700	$4,700
Management and directors(3)	633	2,160
Total	$5,333	$6,860
(1)
Amounts due from the Smackover Lithium entities represent receivables for reimbursement of costs paid by the Company on behalf of these entities.
(2)
Accounts payable and accrued liabilities due to Smackover Lithium as of June 30, 2026 and December 31, 2025 represents $4.0 million of cash received from Smackover Lithium and is held by the Company in a separate account and designated for working capital needs and is currently due. In addition, a $0.7 million payable, related to a cash collateralized letter of credit that is held by the Company on behalf of Smackover Lithium, was outstanding as of June 30, 2026 and December 31, 2025.
(3)
Amounts due to management and directors primarily include accrued management and director compensation. As of June 30, 2026, the balance of $0.6 million primarily includes accrued incentive compensation earned during the period. As of December 31, 2025, the balance of $2.2 million primarily reflected accrued incentive compensation for the full year, amounts payable to a director relating to funds received during the period, and expense reimbursements payable to management.
9.
Financial Instruments and Financial Risk Management

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. In arriving at a fair value measurement, the Company uses a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. The three levels of inputs used to establish fair value are the following:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for similar items in active markets; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s policy is to recognize transfers into and out of fair value hierarchy levels at the end of the reporting period.

There were no transfers between Levels 1, 2 and 3 during the periods ended June 30, 2026 and December 31, 2025, respectively.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

The following tables set forth the Company's financial assets measured at fair value by level within the fair value hierarchy for the periods indicated (in thousands):

June 30, 2026	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$51,655	$51,655
Investment in Aqualung	—	—	5,350	5,350

(1)
Includes $31.4 million and $20.2 million related to SWA Lithium and Texas Lithium, respectively.

December 31, 2025	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$52,299	$52,299
Investment in Aqualung	—	—	5,350	5,350

(1)
Includes $31.4 million and $20.9 million related to SWA Lithium and Texas Lithium, respectively.

Financial Asset – FID

The Financial asset – FID is measured at fair value using a probability weighted discounted cash flow methodology. The valuation incorporates probability weighted scenarios reflecting the expected timing of achievement of FID in either SWA Lithium or Texas Lithium, and applies a discount rate derived from the S&P corporate bond yield curve based on the credit rating of its counterparty. If FID is not determined at SWA Lithium by January 1, 2027, or at Texas Lithium by January 1, 2029, such contingent Financial assets will be subject to termination, pending potential negotiations between the Company and its joint venture partner, Equinor.

During the six months ended June 30, 2026, the Company recorded a fair value loss on its Financial asset – FID of $0.6 million including a loss of $0.7 million for Texas Lithium, partially offset by a gain of $0.1 million for SWA Lithium.

For SWA Lithium, the positive effects of continued advancement of project development activities led to an increase in fair value during the period; however this increase was partially offset by a decrease in fair value due to updated assumptions regarding expected timing of milestone achievements and FID, and a resultant increase in discounting, causing a net increase in fair value of approximately $0.1 million.

For Texas Lithium, updated assumptions regarding expected timelines of milestone achievement and taking FID, and a resultant increase in discounting, resulted in a decrease in fair value of approximately $0.7 million during the period. These updated assumptions reflect the anticipated sequencing of development activities following advancement of the South West Arkansas Project, consistent with the Company’s project execution strategy, and represent revisions to expected milestone timing rather than a change in the overall probability of achieving FID.

During the six months ended June 30, 2025, the Company recorded a fair value gain on Financial asset – FID of $3.3 million. The change in fair value was primarily attributable to the passage of time.

Investment in Aqualung

The Company's investment in Aqualung is measured at fair value on a recurring basis. Information relating to Aqualung is considered when determining its fair value. In addition to company-specific information, the Company takes into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments. During the six months ended June 30, 2026, the Company recorded a fair value gain on its investment in Aqualung of $0.2 million resulting from foreign exchange translation effects. For the six months ended June 30, 2025, the Company recorded a fair value gain on its investment in Aqualung of $2.8 million primarily as a result of an equity financing transaction completed by Aqualung in which the Company did not participate.

The Board has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

The Company is exposed to various risks such as interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•
maintaining sound financial condition;
•
financing operations; and
•
ensuring liquidity to all operations.

To satisfy these objectives, the Company monitors and manages these financial exposures as an integral part of its overall risk management program.

(i)
Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from the Company's cash deposits and financial asset – FID. The Company's maximum credit risk is equal to the carrying amount of its financial assets, including cash and financial asset – FID. The Company maintains substantially all of its cash with two financial institutions. The majority of cash held with these institutions exceeds the amount of insurance provided on such deposits.

(ii)
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital (current assets less current liabilities) to try to ensure its expenditures will not exceed available resources. As of June 30, 2026 and December 31, 2025, the Company had working capital of $137.1 million and $147.6 million, respectively.

As of June 30, 2026 and December 31, 2025, accounts payable and accrued liabilities are generally due within one year.

As of June 30, 2026 and December 31, 2025 lease liabilities' undiscounted contractual cash flows, including interest payments, are due within the next three years, respectively.

(iii)
Foreign exchange risk

Foreign exchange risk is the risk that the Company's financial instruments will fluctuate in value as a result of movement in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in USD (in thousands):

	June 30, 2026	December 31, 2025
Cash	$130,125	$142,339
Investment in Aqualung	5,350	5,350
Accounts receivable	2,968	322
Accounts payable	—	99

The Company’s primary exposure to foreign exchange risk relates to USD-denominated cash balances held by CAD-functional entities. At June 30, 2026, these USD-denominated cash balances were converted at a rate of USD 1.00 to CAD 1.42357. A 10% increase or decrease in the US dollar relative to the Canadian dollar, applied to these USD-denominated cash balances, would result in a change of approximately $13.0 million in the Company’s comprehensive loss for the year to date. At December 31, 2025, these USD-denominated cash balances were converted at a rate of USD 1.00 to CAD 1.371. A 10% increase or decrease in the US dollar relative to the Canadian dollar, applied to these USD-denominated cash

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

balances, would result in a change of approximately $14.2 million in the Company's comprehensive loss for the year to date.

10.
Capital Management

The Company had $137.3 million in cash as of June 30, 2026.

On May 7, 2024, the Company entered into strategic partnerships with Equinor, in which the Company received an initial cash payment of $30.0 million and a commitment by Equinor to invest up to an additional gross $130.0 million in exchange for a 45% interest in each Smackover Lithium entity, respectively. Included in Equinor's commitment to provide up to $130.0 million in consideration are sole funding commitments of $60.0 million post entrance into Smackover Lithium. These sole funding contributions by Equinor were fulfilled in the second quarter of 2025.

The Company's objectives when managing capital are to safeguard the Company's ability to pursue the exploration and development of its projects and to maintain a flexible capital structure. The Company's current capital structure is made up of common equity, with no long term or revolving debt obligations.

As the Company is currently in the exploration and development phase, none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

The Company may adjust how it manages its capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out planned exploration and development of its projects and pay for administrative costs, the Company plans to spend its existing cash balance and may utilize other forms of financing.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company and its stage of development, is appropriate.

11.
Contingencies

On January 27, 2022, a putative securities class action lawsuit was filed against the Company and certain former executives in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the "Action"). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding the Company’s LiSTR DLE technology and "final product lithium recovery percentage" at its DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. On September 28, 2025, the court dismissed the amended complaint in full. On October 29, 2025, the plaintiff filed a notice of appeal, which was fully briefed on May 13, 2026. As of June 30, 2026, the Company has not recorded any provision associated with this matter, as there is no probable outflow that can be reasonably determined at this time.

12.
Subsequent Events

Subsequent to June 30, 2026, the Company undertook the following significant events:

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

ATM Share Issuances

The Company issued 107,631 common shares at an average price of $2.78 per share, under the Current ATM Program, providing gross and net proceeds of $0.3 million and $0.3 million, respectively.